UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Crinetics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22663K107

(CUSIP Number)

July 20, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810648 105		13 G

1	Names of Reporting Persons. 5AM Ventures IV, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,359,309 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,359,309 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,359,309 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 14.6% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by 5AM Ventures IV, L.P., a Delaware limited partnership (“Ventures IV”), 5AM Co-Investors IV, L.P., a Delaware limited partnership (“Co-Investors IV”), 5AM Partners IV, LLC, a Delaware limited liability company (“Partners IV”), Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”), and Dr. Scott M. Rocklage (“Rocklage” and together with Ventures IV, Co-Investors IV, Partners IV, Diekman and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Partners IV serves as the sole general partner of Ventures IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of July 20, 2018.

(3)         This percentage is calculated based on 23,007,961 shares of Common Stock outstanding as of July 20, 2018 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 900,000 shares of Common Stock within 30 days from the date of the Prospectus.

CUSIP No. 810648 105		13 G

1	Names of Reporting Persons. 5AM Co-Investors IV, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 139,969 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 139,969 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 139,969 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.6% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Partners IV serves as the sole general partner of Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Co-Investors IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of July 20, 2018.

(3)         This percentage is calculated based on 23,007,961 shares of Common Stock outstanding as of July 20, 2018 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 900,000 shares of Common Stock within 30 days from the date of the Prospectus.

CUSIP No. 810648 105		13 G

1	Names of Reporting Persons. 5AM Partners IV, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,499,278 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,499,278 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,499,278 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.2% (3)

12	Type of Reporting Person* OO

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Includes 3,359,309 shares of Common Stock held by Ventures IV and 139,969 shares of Common Stock held by Co-Investors IV.  Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of July 20, 2018.

(3)         This percentage is calculated based on 23,007,961 shares of Common Stock outstanding as of July 20, 2018 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 900,000 shares of Common Stock within 30 days from the date of the Prospectus.

CUSIP No. 810648 105		13 G

1	Names of Reporting Persons. Dr. John D. Diekman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,499,278 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,499,278 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,499,278 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.2% (3)

12	Type of Reporting Person* IN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Includes 3,359,309 shares of Common Stock held by Ventures IV and 139,969 shares of Common Stock held by Co-Investors IV.  Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of July 20, 2018.

(3)         This percentage is calculated based on 23,007,961 shares of Common Stock outstanding as of July 20, 2018 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 900,000 shares of Common Stock within 30 days from the date of the Prospectus.

CUSIP No. 810648 105		13 G

1	Names of Reporting Persons. Andrew J. Schwab

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,499,278 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,499,278 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,499,278 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.2% (3)

12	Type of Reporting Person* IN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Includes 3,359,309 shares of Common Stock held by Ventures IV and 139,969 shares of Common Stock held by Co-Investors IV.  Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of July 20, 2018..

(3)         This percentage is calculated based on 23,007,961 shares of Common Stock outstanding as of July 20, 2018 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 900,000 shares of Common Stock within 30 days from the date of the Prospectus.

CUSIP No. 810648 105		13 G

1	Names of Reporting Persons. Dr. Scott M. Rocklage

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,499,278 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,499,278 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,499,278 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 15.2% (3)

12	Type of Reporting Person* IN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Includes 3,359,309 shares of Common Stock held by Ventures IV and 139,969 shares of Common Stock held by Co-Investors IV.  Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of July 20, 2018.

(3)         This percentage is calculated based on 23,007,961 shares of Common Stock outstanding as of July 20, 2018 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 900,000 shares of Common Stock within 30 days from the date of the Prospectus.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Crinetics Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1
	(a)	Name of Issuer: Crinetics Pharmaceuticals, Inc.
Address of Issuer’s Principal Executive Offices: 10222 Barnes Canyon Road, Bldg. 2 San Diego, CA 92121

Item 2
(a)

Name of Person(s) Filing:
5AM Ventures IV, L.P. (“Ventures IV”)

5AM Co-Investors IV, L.P. (“Co-Investors IV”)

5AM Partners IV, LLC (“Partners IV”)

Dr. John D. Diekman (“Diekman”)

Andrew J. Schwab (“Schwab”)

Dr. Scott M. Rocklage (“Rocklage”)

	(b)	Address of Principal Business Office: c/o 5AM Ventures 501 Second Street, Suite 350 San Francisco, CA 94107
	(b)	Citizenship: Entities: Individuals:	5AM Ventures IV, L.P. 5AM Co-Investors IV, L.P. 5AM Partners IV, LLC Diekman Schwab Rocklage	- Delaware - Delaware - Delaware - United States of America - United States of America - United States of America
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 22663K107

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of July 20, 2018:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Ventures IV (1) (3)	3,359,309	—	3,359,309	—	3,359,309	3,359,309	14.6%
Co-Investors IV (2) (3)	139,969	—	139,969	—	139,969	139,969	0.6%
Partners IV (1) (2) (3)	—	—	3,499,278	—	3,499,278	3,499,278	15.2%
Diekman (1) (2) (3)	—	—	3,499,278	—	3,499,278	3,499,278	15.2%
Schwab (1) (2) (3)	—	—	3,499,278	—	3,499,278	3,499,278	15.2%
Rocklage (1) (2) (3)	—	—	3,499,278	—	3,499,278	3,499,278	15.2%

(1)         Includes 3,359,309 shares of Common Stock held by Ventures IV.

(2)         Includes 139,969 shares of Common Stock held by Co-Investors IV.

(3)         Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.

(4)         This percentage is calculated based on 23,007,961 shares of Common Stock outstanding as of July 20, 2018 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 900,000 shares of Common Stock within 30 days from the date of the Prospectus

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2018

5AM Ventures IV, L.P.			5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC		By:	5AM Partners IV, LLC
	its General Partner			its General Partner

By:	/s/ Andrew J. Schwab		By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab		Name:	Andrew J. Schwab
	Title:	Managing Member		Title:	Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab
	Title:	Managing Member

/s/ Dr. John D. Diekman			/s/ Andrew J. Schwab
Dr. John D. Diekman			Andrew J. Schwab

/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Crinetics Pharmaceuticals, Inc. is filed on behalf of each of us.

Dated: July 30, 2018

5AM Ventures IV, L.P.			5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC		By:	5AM Partners IV, LLC
	its General Partner			its General Partner

By:	/s/ Andrew J. Schwab		By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab		Name:	Andrew J. Schwab
	Title:	Managing Member		Title:	Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab
	Title:	Managing Member

/s/ Dr. John D. Diekman			/s/ Andrew J. Schwab
Dr. John D. Diekman			Andrew J. Schwab

/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage